SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                               ITC^Deltacom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45031T872
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Vikas Tandon
                       Joshua Tree Capital Management, LLC
                          One Maritime Plaza, Suite 750
                             San Francisco, CA 94111
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joshua Tree Capital Management, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [x]
                                                                        (b)  [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joshua Tree Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joshua Tree Capital Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vikas Tandon

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 45031T872
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is ITC^DeltaCom, Inc. (the "Issuer"). The address of the Issuer's offices is 7037 Old Madison Pike, Huntsville, Alabama 35806. This
Schedule 13D relates to the Issuer's Common Stock, $.01 par value (the
"Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by Joshua Tree Capital Partners, LP, a Delaware limited partnership, Joshua Tree Capital Management, LP, a Delaware limited partnership, Joshua Tree Capital Management, LLC, a Delaware limited liability company and Vikas Tandon, a United States Citizen (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is One Maritime Plaza, Suite 750, San Francisco, California 94111.

     Vikas Tandon is the Managing Member of Joshua Tree Capital Management, LLC, which is the General Partner of Joshua Tree Capital Management, LP, an investment management firm that serves as the General Partner to Joshua Tree Capital Partners, LP.


          The Reporting Persons, together with Rehan Jaffer, H Partners Capital, LLC, H Partners Management, LLC, H Partners, LP, Mark Eberle, Scott Neiboer, Curtiswood Capital, LLC, Trace Partners, LP and Trace Management, LLC have formed a group for Section 13D purposes (the "Group").

     (d) Vikas Tandon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of Joshua Tree Capital Partners, LP over which Vikas Tandon, through his role at Joshua Tree Capital Management, LLC and Joshua Tree Capital Management, LP, exercises investment discretion

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the Partnership's ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer. In particular, as described below, the Reporting Persons intend to act together with other shareholders to oppose the "Recapitalization" (defined below).

     In a press release dated June 11, 2007, and a Form 8-K filed on June 14, 2007, the Issuer proposed a recapitalization (the "Recapitalization"). The Reporting Persons do not believe that such Recapitalization would be in the best interests of the Issuer's shareholders. The Reporting Persons had informal discussions with the other members of the Group and on June 21, 2007, they decided to form a group as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Group intends to act in concert in relation to their opposition to the Recapitalization.

     The Group has notified the Issuer of its opposition to the Recapitalization and the Issuer has had conversations with the Group to explain its reasoning for the Recapitalization. The members of the Group also have entered into a confidentiality and standstill agreement with the Issuer, pursuant to which such members have agreed to be subject to restrictions on their trading in the Issuer's securities for a specified period of time. The Group intends to hire an investment banking firm to formulate and propose to the Issuer alternatives to the equity component of the proposed Recapitalization, such as a rights offering.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, the Reporting Persons may each be deemed to be the beneficial owners of 2,949,373 Shares (15.7)% of the Issuer, based upon the 18,766,942 Shares outstanding as of March 31, 2007, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission.

     The Reporting Persons have the sole power to vote or direct the vote of 0 Shares to which this filing relates. The Reporting Persons have the shared power to vote or direct the vote of 2,949,373 Shares to which this filing relates.

     The Reporting Persons have the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. The Reporting Persons have the shared power to dispose or direct the disposition of 2,949,373 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in private sales.

     Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As discussed in Item 4, the Reporting Persons have formed a Group and, consequently, the Reporting Persons are filing this Schedule 13D. Each party in the Group signed an agreement with the Issuer whereby each member of the Group has been provided with non-public information, and in which each such party agreed to refrain from trading in securities of the Issuer until the Issuer has made such information available to the public. The Reporting Persons do not have any other contract, arrangement, understanding or relationship with any other person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A      Joint Filing Agreement

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons during the 60 days prior to June 28, 2007 is filed herewith as Exhibit B

                                    SIGNATURE

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 28, 2007
-----------------------
(Date)


Joshua Tree Capital Management, LP

By:  /s/ Vikas Tandon
-------------------------------------
Name:   Vikas Tandon
Title:  Managing Member of its General Partner



Joshua Tree Capital Management, LLC

By: /s/ Vikas Tandon
-------------------------------------
Name:   Vikas Tandon
Title:  Managing Member



Joshua Tree Capital Partners, LP

By:  /s/ Vikas Tandon
-------------------------------------
Name:  Vikas Tandon
Title:  Managing Member of its
General Partner's General Partner



/s/ Vikas Tandon
-------------------------------------
Name:  Vikas Tandon

                                                                       Exhibit A

                                    AGREEMENT

          The undersigned agree that this Schedule 13D dated June 28, 2007 relating to the Common Stock, par value $.01 of ITC^DeltaCom, Inc. shall be filed on behalf of the undersigned.



Joshua Tree Capital Management, LP

By:  /s/ Vikas Tandon
-------------------------------------
Name:  Vikas Tandon
Title:  Managing Member of its General Partner



Joshua Tree Capital Management, LLC

By: /s/ Vikas Tandon
-------------------------------------
Name:   Vikas Tandon
Title:  Managing Member


Joshua Tree Capital Partners, LP

By:  /s/ Vikas Tandon
-------------------------------------
Name:  Vikas Tandon
Title:  Managing Member of its
General Partner's General Partner



/s/ Vikas Tandon
-------------------------------------
Name:  Vikas Tandon

June 28, 2007

                                                                       Exhibit B

             Schedule of Transactions in Shares in the Last 60 Days

                 Date        Bought        Sold           Net
                 ----        ------        ----           ---

               04/30/07       50,000                     50,000
               05/14/07      110,600                    110,600
               05/15/07       67,900                     67,900
               05/17/07       75,000                     75,000
               05/21/07        7,500                      7,500
               05/31/07       10,000                     10,000
               06/01/07       21,205     (100,000)      (78,795)
               06/05/07       15,000                     15,000
               06/08/07       20,000                     20,000
               06/11/07       25,000      (35,000)      (10,000)
               06/13/07        2,500                      2,500
               06/19/07       27,500      (67,500)       (40,000)










SK 02642 0001 786967